UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

GDS Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.00005 per share

(Title of Class of Securities)

36165L108

(CUSIP Number)

Chan Jen Keet

c/o Singapore Technologies Telemedia Pte Ltd

1 Temasek Avenue #33-01

Millenia Tower

Singapore 039192

Telephone: (65) 6723 8633

Facsimile: (65) 6720 7220

Copy to

Michael W. Sturrock, Esq.

Latham & Watkins LLP

9 Raffles Place #42-02

Singapore 048619

Telephone: (65) 6536 1161

Facsimile: (65) 6536 1171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36165L108	Page 1 of 7

1	Names of Reporting Persons Singapore Technologies Telemedia Pte Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 354,937,732(1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 354,937,732(1)(2)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 354,937,732(1)(2)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 38.0%(2)(3)(4)
14	Type of Reporting Person CO

(1)	See Item 5 of this Schedule 13D.
(2)

Following the completion of the March 2019 Offering (as defined herein), the Reporting Persons will have shared voting and dispositive power over, and will beneficially own in the aggregate (directly or in the form of ADSs), 405,922,804 Class A Shares, representing 38.9% of the outstanding Class A Shares. The percentage of beneficial ownership of the Reporting Persons was calculated based on 1,044,121,832 Class A Shares (excluding 5,208,216 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans) expected to be outstanding following the completion of the March 2019 Offering (including the exercise of the underwriters’ 30-day option to purchase 1,791,044 additional ADSs), as set forth in the Issuer’s Prospectus Supplement (to the Prospectus dated January 23, 2018) on Form 424B5 filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2019 (the “Prospectus Supplement”). For more information, see Item 4 of this Schedule 13D.

(3)

Based on 934,271,088 Class A Shares (excluding 5,208,216 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans) outstanding as of March 14, 2019, as set forth in the Prospectus Supplement.

(4)

67,590,336 Class B Ordinary Shares (“Class B Shares”) were issued and outstanding as of March 14, 2019, as set forth in the Prospectus Supplement. On that basis, with respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of March 18, 2019 represented approximately 15.5% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of March 18, 2019 represented approximately 35.4% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis. Following the completion of the March 2019 Offering (including the exercise of the underwriters’ 30-day option to purchase 1,791,044 additional ADSs), the Class A Shares deemed to be beneficially owned by the Reporting Persons will represent approximately 16.9% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis and approximately 36.5% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis. Class B Shares are convertible into Class A Shares.

CUSIP No. 36165L108	Page 2 of 7

1	Names of Reporting Persons STT Communications Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds WC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 354,937,732(1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 354,937,732(1)(2)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 354,937,732(1)(2)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 38.0%(2)(3)(4)
14	Type of Reporting Person CO

(1)	See Item 5 of this Schedule 13D.
(2)

Following the completion of the March 2019 Offering (as defined herein), the Reporting Persons will have shared voting and dispositive power over, and will beneficially own in the aggregate (directly or in the form of ADSs), 405,922,804 Class A Shares, representing 38.9% of the outstanding Class A Shares. The percentage of beneficial ownership of the Reporting Persons was calculated based on 1,044,121,832 Class A Shares (excluding 5,208,216 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans) expected to be outstanding following the completion of the March 2019 Offering (including the exercise of the underwriters’ 30-day option to purchase 1,791,044 additional ADSs), as set forth in the Prospectus Supplement. For more information, see Item 4 of this Schedule 13D.

(3)

Based on 934,271,088 Class A Shares (excluding 5,208,216 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans) outstanding as of March 14, 2019, as set forth in the Prospectus Supplement.

(4)

67,590,336 Class B Shares were issued and outstanding as of March 14, 2019, as set forth in the Prospectus Supplement. On that basis, with respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of March 18, 2019 represented approximately 15.5% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of March 18, 2019 represented approximately 35.4% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis. Following the completion of the March 2019 Offering (including the exercise of the underwriters’ 30-day option to purchase 1,791,044 additional ADSs), the Class A Shares deemed to be beneficially owned by the Reporting Persons will represent approximately 16.9% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis and approximately 36.5% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis. Class B Shares are convertible into Class A Shares.

CUSIP No. 36165L108	Page 3 of 7

1	Names of Reporting Persons STT GDC Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 354,937,732(1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 354,937,732(1)(2)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 354,937,732(1)(2)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 38.0%(2)(3)(4)
14	Type of Reporting Person CO

(1)	See Item 5 of this Schedule 13D.
(2)

Following the completion of the March 2019 Offering (as defined herein), the Reporting Persons will have shared voting and dispositive power over, and will beneficially own in the aggregate (directly or in the form of ADSs), 405,922,804 Class A Shares, representing 38.9% of the outstanding Class A Shares. The percentage of beneficial ownership of the Reporting Persons was calculated based on 1,044,121,832 Class A Shares (excluding 5,208,216 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans) expected to be outstanding following the completion of the March 2019 Offering (including the exercise of the underwriters’ 30-day option to purchase 1,791,044 additional ADSs), as set forth in the Prospectus Supplement. For more information, see Item 4 of this Schedule 13D.

(3)

Based on 934,271,088 Class A Shares (excluding 5,208,216 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans) outstanding as of March 14, 2019, as set forth in the Prospectus Supplement.

(4)

67,590,336 Class B Shares were issued and outstanding as of March 14, 2019, as set forth in the Prospectus Supplement. On that basis, with respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of March 18, 2019 represented approximately 15.5% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of March 18, 2019 represented approximately 35.4% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis. Following the completion of the March 2019 Offering (including the exercise of the underwriters’ 30-day option to purchase 1,791,044 additional ADSs), the Class A Shares deemed to be beneficially owned by the Reporting Persons will represent approximately 16.9% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis and approximately 36.5% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis. Class B Shares are convertible into Class A Shares.

CUSIP No. 36165L108	Page 4 of 7

Explanatory Note

This Amendment No. 7 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Commission on June 5, 2017 and amended on June 19, 2017, October 23, 2017, November 16, 2017, February 1, 2018, June 18, 2018 and July 5, 2018 (the “Statement”) relating to the Class A Ordinary Shares, par value $0.00005 per share (the “Class A Shares”), of GDS Holdings Limited, a Cayman Islands company (the “Issuer”), with its principal executive offices located at 2/F, Tower 2, Youyou Century Place, 428 South Yanggao Road, Pudong, Shanghai 200127, People’s Republic of China.

Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 2. Identity and Background

Item 2 of the Statement is hereby amended and supplemented by replacing the current Schedule A with Schedule A attached hereto, which is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by inserting the following:

The working capital of STTC will be the source of funds used to purchase the Class A Shares (in the form of ADSs) to be acquired by STT GDC in the March 2019 Offering (as defined below) as further described in Item 4.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by inserting the following:

March 2019 Public Offering of ADSs and Concurrent Private Convertible Preferred Offering

On March 13, 2019, the Issuer announced the launch of an underwritten public offering of approximately $400 million of ADSs (the “March 2019 Offering”) with a 30-day option to purchase approximately $60 million of additional ADSs granted to the underwriters of the offering. The Issuer also disclosed that an affiliate of China Ping An Insurance Overseas (Holdings) Limited (“Ping An Overseas Holdings”) has agreed to make a $150 million equity strategic investment in the Issuer in the form of convertible preferred shares (the “Concurrent Private Convertible Preferred Offering”) as further described in the Prospectus Supplement. The Issuer also agreed to grant customary registration rights to Ping An Overseas Holdings with respect to the convertible preferred shares and the Class A Shares into which they may be converted.

In connection with the March 2019 Offering and the Concurrent Private Convertible Preferred Offering, (1) STT GDC entered into a waiver and consent agreement dated March 13, 2019 (the “March 2019 Waiver and Consent Agreement”) with the Issuer pursuant to which STT GDC (i) granted a one-time waiver of STT GDC’s preemptive rights under the Investor Rights Agreement relating to the Concurrent Private Convertible Preferred Offering, (ii) gave a one-time consent to the grant of the aforesaid registration rights to Ping An Overseas Holdings in accordance with the terms of the Members Agreement, and (iii) granted a one-time waiver of STT GDC’s piggyback registration rights under the Members Agreement relating to the March 2019 Offering; (2) the Issuer and STT GDC agreed that, upon the closing of the Concurrent Private Convertible Preferred Offering, they will enter into an amendment of the Investor Rights Agreement (“Amendment No. 1 to the Investor Rights Agreement”) to extend STT GDC’s preemptive rights with respect to future private issuances of equity or equity-linked securities the Issuer conducts anytime in the eighteen months from the date of the closing of the Concurrent Convertible Preferred Offering, whereby STT GDC will have the right to subscribe for up to 35% of any such future issuances; (3) at the Issuer’s request, STT GDC entered into a lock-up agreement (the “March 2019 Lock-up Agreement”) in favor of J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and RBC Capital Markets, LLC, as representatives of the underwriters of the March 2019 Offering (the “Representatives”), pursuant to which STT GDC agreed, subject to certain exceptions, not to, without the prior written consent of the Representatives, offer, pledge, issue, sell, contract to sell, sell any option or contract to option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Class A Shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for Class A Shares, in the form of ADSs or otherwise, for a period of 90 days after March 14, 2019 (being the date that the Prospectus Supplement for the March 2019 Offering became effective); and (4) STT GDC indicated an interest in purchasing up to approximately $213.5 million of ADSs in the March 2019 Offering at the public offering price.

CUSIP No. 36165L108	Page 5 of 7

On March 15, 2019, the Issuer priced the March 2019 Offering at a public offering price of $33.50 per ADS, offering 11,940,299 ADSs with a 30-day option to purchase from it an additional 1,791,044 ADSs granted to the underwriters of the offering at the same price. STT GDC has been allocated 6,373,134 ADSs in the March 2019 Offering. The March 2019 Offering is expected to be completed on March 19, 2019.

On March 18, 2019, the Issuer announced that the underwriters of the March 2019 Offering have exercised in full their aforesaid option to purchase from it an additional 1,791,044 ADSs granted to them.

The descriptions of the March 2019 Waiver and Consent Agreement, the proposed form of Amendment No. 1 to the Investor Rights Agreement and the March 2019 Lock-up Agreement herein do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the form of such documents attached hereto as Exhibits 99.2, 99.3 and 99.4 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety as follows:

(a)-(b) STT, through its ownership of STTC and STT GDC, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 354,937,732 Class A Shares, or approximately 38.0% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares, as of March 18, 2019.

STTC, through its ownership of STT GDC, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 354,937,732 Class A Shares, or approximately 38.0% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares, as of March 18, 2019.

STT GDC directly owns 354,937,732 Class A Shares (directly or in the form of ADSs), or approximately 38.0% of the outstanding Class A Shares, and has shared power over the voting and disposition of such Class A Shares, as of March 18, 2019.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the 354,937,732 Class A Shares deemed to be beneficially owned by each of the Reporting Persons as of March 18, 2019 (as set forth in the preceding paragraphs) by (ii) 934,271,088 Class A Shares (excluding 5,208,216 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans) outstanding as of March 14, 2019 as set forth in the Prospectus Supplement.

CUSIP No. 36165L108	Page 6 of 7

67,590,336 Class B Shares were issued and outstanding as of March 14, 2019, as set forth in the Prospectus Supplement. On that basis, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of March 18, 2019 represented approximately 15.5% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:20 basis described herein and approximately 35.4% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:1 basis described herein.

Following the completion of the March 2019 Offering, each of STT (through its ownership of STTC and STT GDC) and STTC (through its ownership of STT GDC) will be deemed for purposes of Rule 13d-3 under the Exchange Act, and STT GDC will directly own, 405,922,804 Class A Shares (directly or in the form of ADSs), or approximately 38.9% of the outstanding Class A Shares, and have shared power over the voting and disposition of such Class A Shares. The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the 405,922,804 Class A Shares to be beneficially owned by each of the Reporting Persons following the completion of the March 2019 Offering by (ii) 1,044,121,832 Class A Shares (excluding 5,208,216 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans) expected to be outstanding following the completion of the March 2019 Offering (including the exercise of the underwriters’ 30-day option to purchase 1,791,044 additional ADSs), as set forth in the Prospectus Supplement. Following the completion of the March 2019 Offering (including the exercise of the underwriters’ 30-day option to purchase 1,791,044 additional ADSs) and taking into account the 67,590,336 Class B Ordinary Shares that were issued and outstanding as of March 14, 2019, as set forth in the Prospectus Supplement, the Class A Shares deemed to be beneficially owned by the Reporting Persons will represent approximately 16.9% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis and approximately 36.5% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis.

To the knowledge of the Reporting Persons, the directors and executive officers of the Reporting Persons listed in Schedule A hereto beneficially own in the aggregate less than 1% of the Issuer’s outstanding Class A Shares (directly or indirectly in the form of ADSs) as of March 18, 2019, based on 934,271,088 Class A Shares (excluding 5,208,216 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans) outstanding as of March 14, 2019, as set forth in the Prospectus Supplement.

(c)	There have been no transactions by the Reporting Persons in the Class A Shares of the Issuer (directly or in the form of ADSs) during the past sixty days.

To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in the Class A Shares of the Issuer (directly or in the form of ADSs) during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 36165L108	Page 7 of 7

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by inserting the following:

Item 4 above summarizes certain provisions of the March 2019 Waiver and Consent Agreement, the form of Amendment No. 1 to the Investor Rights Agreement and the March 2019 Lock-up Agreement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement, dated June 5, 2017, among STT, STTC and STT GDC (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the Commission on June 5, 2017).
99.2	March 2019 Waiver and Consent Agreement, dated March 13, 2019, between the Issuer and STT GDC.
99.3	Form of Amendment No. 1 to the Investor Rights Agreement to be entered into between STT GDC and the Issuer.
99.4	March 2019 Lock-up Agreement by STT GDC in favor of the underwriters named therein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 19, 2019

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT COMMUNICATIONS LTD

By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT GDC PTE. LTD.

By:	/s/ Bruno Lopez
Name: Bruno Lopez
Title: Director

SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below

The following is a list of the directors and executive officers of STT:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Tan Guong Ching 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chairman and Director, STT)	Corporate Director	Singaporean

Stephen Geoffrey Miller 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT)	President & CEO, STT and STTC	Australian

Sum Soon Lim 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT)	Corporate Director	Singaporean

Lim Ming Seong 202 Bedok South Avenue 1 #01-21 Singapore 469332 (Director, STT)	Corporate Director	Singaporean

Chang See Hiang 1 Kim Seng Promenade #12-07 Great World City West Tower Singapore 237994 (Director, STT)	Advocate & Solicitor	Singaporean

Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA (Director, STT)	President, Telemedia Policy Corporation	American

Name, Business Address and Position	Present Principal Occupation	Citizenship
Vicente S. Perez, Jr. Floor 3B, Paseo de Roxas Building 111 Paseo de Roxas corner Legazpi Street Legaspi Village, Makati City Philippines 1229 (Director, STT)	Corporate Director	Filipino

Steven Terrell Clontz 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Senior Executive Vice President — International, STT)	Senior Executive Vice President — International, STT and STTC	American

Nikhil Oommen Jacob Eapen 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Deputy CEO & Chief Investment Officer, STT)	Deputy CEO & Chief Investment Officer, STT and STTC	Singaporean

Lim Beng Hoe 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief of Organisation Development & Senior Executive Vice President, STT)	Chief of Organisation Development & Senior Executive Vice President, STT and STTC	Singaporean

Johnny Ong Seng Huat 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief Financial Officer & Senior Executive Vice President, STT)	Chief Financial Officer & Senior Executive Vice President, STT and STTC	Malaysian

The following is a list of the directors and executive officers of STTC:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Tan Guong Ching 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chairman and Director, STTC)	Corporate Director	Singaporean

Peter Seah Lim Huat 12 Marina Boulevard Marina Bay Financial Centre Tower 3 Level 45 Singapore 018982 (Deputy Chairman and Director, STTC)	Corporate Director	Singaporean

Stephen Geoffrey Miller 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STTC)	President & CEO, STT and STTC	Australian

Sum Soon Lim 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STTC)	Corporate Director	Singaporean

Lim Ming Seong 202 Bedok South Avenue 1 #01-21 Singapore 469332 (Director, STTC)	Corporate Director	Singaporean

Chang See Hiang 1 Kim Seng Promenade #12-07 Great World City West Tower Singapore 237994 (Director, STTC)	Advocate & Solicitor	Singaporean

Name, Business Address and Position	Present Principal Occupation	Citizenship
Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA (Director, STTC)	President, Telemedia Policy Corporation	American

Vicente S. Perez, Jr. Floor 3B, Paseo de Roxas Building 111 Paseo de Roxas corner Legazpi Street Legaspi Village, Makati City Philippines 1229 (Director, STTC)	Corporate Director	Filipino

Steven Terrell Clontz 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Senior Executive Vice President — International, STTC)	Senior Executive Vice President — International, STT and STTC	American

Nikhil Oommen Jacob Eapen 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Deputy CEO & Chief Investment Officer, STTC)	Deputy CEO & Chief Investment Officer, STT and STTC	Singaporean

Lim Beng Hoe 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief of Organisation Development & Senior Executive Vice President, STTC)	Chief of Organisation Development & Senior Executive Vice President, STT and STTC	Singaporean

Name, Business Address and Position	Present Principal Occupation	Citizenship
Johnny Ong Seng Huat 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief Financial Officer & Senior Executive Vice President, STTC)	Chief Financial Officer & Senior Executive Vice President, STT and STTC	Malaysian

The following is a list of the directors and executive officers of STT GDC:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Sio Tat Hiang 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Chairman and Director, STT GDC)	Corporate Director	Singaporean

Lim Ming Seong 202 Bedok South Avenue 1 #01-21 Singapore 469332 (Director, STT GDC)	Corporate Director	Singaporean

Liu Chee Ming 21/F LHT Tower 31 Queen’s Road Central Hong Kong (Director, STT GDC)	Group Managing Director, Platinum Securities Company Limited	Singaporean

Lim Ah Doo 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Director, STT GDC)	Corporate Director	Singaporean

Stephen Geoffrey Miller 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT GDC)	President & CEO, STT and STTC	Australian

Name, Business Address and Position	Present Principal Occupation	Citizenship
Steven Terrell Clontz 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT GDC)	Senior Executive Vice President — International, STT and STTC	American

Bruno Lopez 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Director, STT GDC)	Group Chief Executive Officer, STT GDC	Singaporean

Jonathan Allen King 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Chief Operating Officer, STT GDC)	Group Chief Operating Officer, STT GDC	Australian

Lim Yueh Hua Nelson 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Chief Financial Officer, STT GDC)	Group Chief Financial Officer, STT GDC	Singaporean